SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22nd May 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

22 May 2003

MITCHELLS & BUTLERS plc
INTERIM RESULTS

(for the 28 weeks ended 12 April 2003)

Mitchells & Butlers plc announces today, Thursday 22 May 2003, its Interim Results for the 28 weeks ended 12 April 2003.

Financial Highlights – Pro forma

-	Turnover up 1% to £793m

-	EBITDA flat on H1 2002 at £191m

-	Operating profit down 6% to £137m

-	Earnings per share down 0.7p to 8.6p

-	Net operating cash flow up £80m at £152m

Note: Basis of preparation of the Financial Highlights as set out in Note 1 to Pro forma Financial Statements.

Commenting on the results, Tim Clarke, Chief Executive of Mitchells & Butlers, said:

"The first half has seen solid progress against our operating priorities.  Our focus on sales growth is driving an improved trend of results, as seen in the second quarter. Staff productivity continues to increase, costs have been reduced, and we are sustaining double-digit returns on cash capital employed.  Overall, our performance remains resilient despite difficult trading conditions in the High Street and London.

We are confident that the strong actions we have taken to realign our business priorities will help to underpin our performance.

We have made rapid progress with the review of our long term financing options and intend to pursue a business securitisation with the aim of returning at least £400 million to shareholders later this year."

Current Trading and Outlook

We have seen some improvements in trading in the second quarter which have continued into May. Like for like sales in the 12 weeks to 12 April were down 3.7% (adjusted for Easter) and in the 8 weeks to 10 May down 3.1% against a decline of 4.5% in the 8 weeks to the end of November. The strongest performance is being generated by our branded local pubs and pub restaurants. The relative buoyancy of the economy in the Midlands and the North, accounting for almost 60% of Mitchells & Butlers’ business is reinforcing those trends.

In the High Street, while there has been a recent stabilisation of downward pricing pressures the impact of overcapacity on the High Street remains significant. In central London, there have been some modest signs of recovery following the end of the Iraq war.

We are focused on driving profitable sales volume growth and are continuing to reinvest margin through carefully controlled promotional activity. The continuing shift in mix to higher margin products and purchasing cost gains, together with the £5 million saving in overhead we will achieve in the second half, will help to mitigate the impact on our net operating margins in the second half.

Overall, while we remain cautious on the outlook for overall U.K. consumer spending, we are confident that the strong actions we are taking to stimulate profitable sales growth and control costs, will be instrumental in delivering the Board’s objectives.

Financing and Strategy Review

Following detailed evaluation of the financing options, with The Royal Bank of Scotland in consultation with rating agencies, the Board has determined to undertake a securitisation of its UK pub and restaurants business, in order to increase the efficiency of the Company’s balance sheet and to release surplus funds to shareholders.

Significant work is now underway to complete final due diligence, documentation and legal structuring of the transaction, and it is expected that the transaction will be executed during the autumn.

Subject to capital market conditions, and in particular long-term interest rates, Mitchells & Butlers aims to raise sufficient proceeds from the securitisation to return to shareholders at least £400m.

It is our intention to provide more details on the securitisation and return of funds by the time of our next trading update in September.

The announcement that Scottish and Newcastle intends to sell their retail business is the latest development in a period of major structural change in the industry. In the current circumstances our priority remains the refinancing of the business, the return of cash to shareholders and the development of the Group through organic endeavour. Only in the event that we identify and can deliver with certainty an alternative strategy of compelling and greater value will we consider departing from this well defined path.

Chief Executive’s Operating Review

During the first half of this financial year, in addition to clarifying the refinancing opportunity with a view to returning surplus funds to shareholders, Mitchells & Butlers has made further progress with its strategic priorities.

-	We have increased our programme of marketing, promotional and pricing activities to drive sales. This follows the successful completion and evaluation of carefully controlled trials to ensure the optimal balance of volume and margins. To support this promotional activity we have placed increased training emphasis on staff selling skills.

-	We have continued the development and evolution of our brands and formats to meet changing customer needs. The capital costs of our brand and operating templates are being significantly reduced. This will help to underpin the prospects for continued strong returns from the 500 conversions of unbranded outlets planned over the next 3 to 4 years. In London we have successfully developed an operating format for metropolitan professionals at a low capital cost which is achieving a pre-tax return of over 20% from the 32 sites we have converted to date.

-	We have increased staff productivity through the roll-out of new scheduling processes supported by our continuing investment in training and staff development. In the year to date, staff productivity is up 5% and was up 6% in the second quarter.

-	We have further driven the cost benefits of our corporate scale. On the purchasing front we have secured reductions of 6% on the 24% of our cost of goods renegotiated this year. We have also carried out an overhead rationalisation programme with £5m of benefits in the second half and £10m in 2004.

-	Finally, we have concentrated our reduced capital spend on the residential pubs and pub restaurants where the incremental return on investment is particularly strong.

Our focus on the above priorities has enabled us to continue to generate post tax cash returns in excess of 10%.

Operating and Financial Review

Mitchells & Butlers plc was created on its separation from Six Continents on 15 April 2003. Pro forma financial statements for the 28 weeks to 12 April 2003 are included in this announcement. These pro forma financial statements show the underlying performance of Mitchells & Butlers as if it had been in existence as an independent company since 1 October 2001.

The interim financial statements within this announcement are for the Six Continents group for the six months to 31 March 2003. Due to its subsequent separation from that group, Mitchells & Butlers is disclosed as a discontinued operation in these financial statements in accordance with relevant accounting standards.

This Operating and Financial Review provides a commentary on the pro forma performance of Mitchells & Butlers plc for the 28 weeks ended 12 April 2003 and compares it with the equivalent period in 2002.

Group Summary

Mitchells & Butlers plc is the UK’s leading operator of managed pubs, bars and restaurants with an estate of 2,095 predominantly freehold sites at the half year. These sites had average sales per week of £14,000 in the half year to April 2003, nearly three times the industry average, reflecting their individual unit scale.

Total sales were £793m, 0.9% up on last year. In the first half drink sales were 1.0% down and food sales showed 2.7% growth. This comparison is adversely affected by the important Easter trading period which fell in the first half last year but in the second half this year. Trading conditions, particularly in the first quarter, remained difficult in the London market and the competitive High Street. The residential estate has been more resilient, particularly for food sales.

Uninvested like for like sales in the 32 weeks to 10 May (to include Easter in both years) were down 3.7%. Food and Drink gross margins have been maintained due to favourable shifts in mix, the impact of price increases taken in the second half of last year and the improvement in supply terms achieved so far this year. We will continue to reinvest some margin through promotional activity and controlled pricing to drive further sales volume improvements over the balance of the year.

Overall, Group EBITDA was down only 0.5% on the equivalent period despite the shift in Easter, the impact of further regulation (which particularly affected employment and property costs), and an increase in the pension charge. Group operating profit was £137m, down 6.2%, due to higher depreciation costs.

We continue to drive benefits from our scale at the unit, brand and corporate levels. Targeted staff planning has optimised the benefits of outlet scale to drive gains in staff productivity of 5% in the year to date. Action has been taken to deliver £10m of annualised central cost reductions in 2004 of which £5m will be achieved in the second half of this year.

Despite the difficult trading conditions in the first quarter Mitchells & Butlers remains a strongly cash generative business producing post tax cash returns in excess of 10% and double digit returns on incremental investment.

Pubs & Bars

Sales in the Pubs & Bars division grew by 0.2% to £466m with a relatively strong underlying performance seen in the local pub market, led by Ember Inns and the Sizzling Pub Co. Trade on the High Street was impacted by competitive pressures and lower consumer confidence, however differentiated brands such as O’Neill’s continue to prove popular. Uninvested like for like sales on an adjusted basis were down 4.3%.

There were a number of opportunistic disposals during the period where outlets had high alternative use value. As a result the number of Pubs & Bars was reduced by 12 to 1,424. Our programme of conversions of unbranded outlets to our brands and formats continued with 67 projects completed at the half year principally to our Ember Inns, Sizzling Pub Co and metropolitan professionals formats. This programme of conversions will continue as we convert our planned pipeline of 500 sites over the next 3 to 4 years.

Operating Profit of £91m was 9.9% down on the last half-year due to the effects of regulation, High Street competition and weak London trading which were felt particularly in Pubs & Bars.

Restaurants

In the Restaurant division total turnover grew by 0.6% to £323m and uninvested like for like sales adjusted for Easter fell by 2.8%. The strongest trading performance was seen in the suburban restaurants led by Toby Carvery and Vintage Inns, highlighting the continuing preference shift amongst certain consumer groups towards local, user friendly pubs and restaurants. The performance of our brands in London and the South-East was less strong than elsewhere due to the influence of London market conditions.

The total number of outlets operated by the Restaurants division at the half year was 671, compared to 669 at the start of the year.

Operating Profit of £45m was flat on last year due largely to the shift in Easter, a particularly important trading period for our pub restaurants.

Interest and Taxation

Both interest and taxation have been calculated on a pro forma basis as if the capital structure of the Mitchells & Butlers group post separation had been in place since 1 October 2001 and excluding any tax impact arising directly as a result of the separation. On this basis, the interest charge reduced by £2m as a result of lower interest rates. The effective rate of taxation on profits was 32.3%, virtually unchanged on the 32.2% rate for the year ended 30 September 2002. On a similar basis, the cash tax rate for the first half was 27.1%.

Cash Flow

The Group operations continued to be strongly cash generative. Net operating cash flow was £152m compared with £72m in the previous year. As a result of the Group’s continued focus on the efficient use of capital through a reduction in the average conversion cost and a reduced number of projects, as the Allied conversions come to an end, net capital expenditure for the Group decreased from £127m to £61m. There continues to be a number of sites within the estate where there is the opportunity to create value through disposal. We have realised £19m of proceeds in the first half and anticipate achieving a similar level in the second half.

Following separation and the return of capital to Six Continents’ shareholders, the Group had net debt of £1,265m. Taking account of some £52m of committed cash payments for pensions and costs arising from the separation, the net debt figure would be £1,317m.

Dividends

Six Continents PLC paid an interim dividend of 6.6p ahead of separation. As a result Mitchells & Butlers’ first dividend as a stand alone company will be the final dividend for 2003.

MITCHELLS & BUTLERS plc

PRO FORMA GROUP PROFIT AND LOSS ACCOUNT
for the 28 weeks ended 12 April 2003

		2003		2002		2002
		28 weeks		28 weeks		52 weeks
	Note	£m		£m		£m

Turnover – continuing operations	2	793		786		1,481

Costs and overheads, less other income		(656)		(640)		(1,192)

Operating profit – continuing operations	2	137		146		289

Loss on the disposal of fixed assets		—		—		(2)

Profit on ordinary activities before interest		137		146		287

Finance charge	3	(44)		(46)		(86)

Profit on ordinary activities before taxation		93		100		201

Taxation	4	(30)		(32)		(65)

Profit for the financial period		63		68		136

Earnings per ordinary share	5	8.6	p	9.3	p	18.5	p

Mitchells & Butlers’ cost of separating from Six Continents amounts to £42m, including £10m relating to bid defence costs. As these separation costs are exceptional and non-recurring, they have been excluded from the pro forma profit and loss account for the 28 weeks to 12 April 2003 in order to show the underlying performance of the Group.

MITCHELLS & BUTLERS plc

PRO FORMA GROUP OPERATING ASSETS STATEMENT
12 April 2003

		2003	2002	2002
		12 April	13 April	30 Sept
	Note	£m	£m	£m

Intangible assets		12	11	11

Tangible assets		3,530	3,469	3,526

Fixed assets		3,542	3,480	3,537

Stocks		47	50	49

Debtors		69	76	82

Creditors		(179)	(176)	(167)

Net current operating liabilities		(63)	(50)	(36)

Total operating assets less current operating liabilities		3,479	3,430	3,501

Provisions for liabilities and charges		(6)	(13)	(14)

Net operating assets	2	3,473	3,417	3,487

Operating assets and liabilities exclude net debt, taxation balances, separation cost provisions and pension prepayments.

Following its separation from Six Continents on 15 April 2003, subsequent refinancing, repayment of inter company balances and return of capital to shareholders, the Group had external net debt of £1,265m.

MITCHELLS & BUTLERS plc

PRO FORMA GROUP CASH FLOW STATEMENT
For the 28 weeks ended 12 April 2003

	2003	2002	2002
	28 weeks	28 weeks	52 weeks
	£m	£m	£m

Operating profit	137	146	289

Depreciation and amortisation	54	46	87

Other non-cash items	—	—	(1)

Earnings before interest, taxation, depreciation and amortisation	191	192	375

Working capital movement	22	5	(4)

Additional pension contributions	—	—	(10)

Net cash inflow from operating activities	213	197	361

Purchase of tangible fixed assets	(80)	(146)	(256)

Sale of tangible fixed assets	19	21	30

Capital expenditure and financial investment	(61)	(125)	(226)

Net cash flow before interest, tax and dividends	152	72	135

Separation costs paid in the 28 weeks to 12 April 2003 of £27m are not included above.

MITCHELLS & BUTLERS plc

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

1	BASIS OF PREPARATION
The Mitchells & Butlers group was created on its separation from Six Continents on 15 April 2003. The pro forma financial statements for the 28 weeks ended 12 April 2003 consolidate the results of those companies that comprise the Mitchells & Butlers group following separation as if it had been in existence since 1 October 2001. They have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and, except as mentioned below, in accordance with applicable accounting standards.

Significant changes were made to the financing structure of the Mitchells & Butlers group on separation which resulted in the replacement of inter company balances owed to Six Continents with external debt. In addition, the Mitchells & Butlers group no longer benefits from the Six Continents group tax arrangements that were in place prior to the separation. The pro forma financial statements therefore present the Mitchells & Butlers group’s results on the basis that the post separation financing and taxation structure had been in place since 1 October 2001. However, because of the nature of pro forma financial statements, they cannot give a complete picture of the financial position of the Mitchells & Butlers group.

The Mitchells & Butlers group pro forma financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are unaudited.

The consolidated financial statements of the Six Continents group for the six months ended 31 March 2003 are shown after these pro forma financial statements. These have been reviewed by the auditors in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board.

2	SEGMENTAL INFORMATION
		2003	2002	2002
		28 weeks	28 weeks	52 weeks
		£m	£m	£m
	Turnover

	Pubs & Bars	466	465	866

	Restaurants	323	321	609

		789	786	1,475

	SCPD	4	—	6

		793	786	1,481

	Operating Profit

	Pubs & Bars	91	101	190

	Restaurants	45	45	98

		136	146	288

	SCPD	1	—	1

		137	146	289

2	SEGMENTAL INFORMATION (CONTINUED)
		2003	2002	2002
		12 April	13 April	30 Sept
		£m	£m	£m
	Operating assets

	Pubs & Bars	2,107	2,075	2,114

	Restaurants	1,346	1,318	1,347

		3,453	3,393	3,461

	SCPD	20	24	26

		3,473	3,417	3,487

3	FINANCE CHARGE
The pro forma finance charge has been calculated to reflect the post separation capital structure of the Group as if the structure had been in place since 1 October 2001. The charge has been calculated by reference to the average indebtedness that would have arisen from this capital structure using the interest rates that would have applied under the Group’s post separation external borrowings arrangements.

4	TAXATION
The pro forma tax charge has been calculated to reflect the pro forma finance charge and excludes the benefits arising from the tax arrangements of the Six Continents group. The effective tax rate implied by the pro forma tax charge is 32.3% (2002 28 weeks, 32.2%; 52 weeks, 32.2%).

5	EARNINGS PER SHARE
Pro forma earnings per ordinary share are calculated by dividing the pro forma profit for the financial period of £63m (2002 28 weeks, £68m; 52 weeks, £136m), by 734m shares, being the number of ordinary shares of Mitchells & Butlers plc in issue on 15 April 2003 following separation from Six Continents.

SIX CONTINENTS PLC

GROUP PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2003

2003	2002	2002
6 months	6 months	12 months
Before	Before	Before
major	major	major
exceptional	exceptional	exceptional
items	Total	items	Total	items	Total
£m	£m	£m	£m	£m	£m

Turnover (note 3)	1,827	1,827	1,816	1,816	3,615	3,615

Costs and overheads, less other income	(1,589)	(1,589)	(1,541)	(1,541)	(2,997)	(3,074)

Operating profit (note 4)	238	238	275	275	618	541

Non-operating exceptional items (note 5)	—	(164)	(1)	(1)	—	53

Profit on ordinary activities before interest	238	74	274	274	618	594

Net Interest (note 6)	(22)	(22)	(32)	(32)	(60)	(60)

Premium on early settlement of debt (note 5)	—	(136)	—	—	—	—

Profit/(loss) on ordinary activities before taxation	216	(84)	242	242	558	534

Tax on profit/(loss) on ordinary activities (note 7)	(63)	(3)	(75)	39	(167)	(52)

Profit/(loss) on ordinary activities after taxation	153	(87)	167	281	391	482

Minority equity interests	(7)	(7)	(6)	(6)	(25)	(25)

Profit/(loss) available for shareholders	146	(94)	161	275	366	457

Dividends on equity shares	(56)	(56)	(92)	(92)	(305)	(305)

Retained profit/(loss) for the period	90	(150)	69	183	61	152

Earnings/(loss) per ordinary share (note 8):
Basic	—	(10.9	)p	—	31.9	p	—	53.0	p
Diluted	—	(10.8	)p	—	31.7	p	—	52.7	p
Adjusted	16.9	p	—	18.7	p	—	42.4	p	—

Dividend per ordinary share	—	6.6	p	—	10.7	p	—	35.3	p

SIX CONTINENTS PLC

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
For the six months ended 31 March 2003

	2003	2002	2002
	6 months	6 months	12 months
	£m	£m	£m

(Loss)/profit available for shareholders	(94)	275	457

Reversal of previous revaluation gains due to impairment	—	—	(36)

Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	60	26	(36)

Other recognised gains and losses	60	26	(72)

Total recognised gains and losses for the period	(34)	301	385

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
For the six months ended 31 March 2003

	2003	2002	2002
	6 months	6 months	12 months
	£m	£m	£m

(Loss)/profit available for shareholders	(94)	275	457

Dividends	(56)	(92)	(305)

	(150)	183	152

Other recognised gains and losses	60	26	(72)

Issue of ordinary shares	—	3	3

Movement in goodwill*	(30)	(50)	98

Net movement in shareholders’ funds	(120)	162	181

Opening shareholders’ funds	5,366	5,185	5,185

Closing shareholders’ funds	5,246	5,347	5,366

* Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

SIX CONTINENTS PLC

GROUP CASH FLOW STATEMENT
For the six months ended 31 March 2003

		2003	2002	2002
		6 months	6 months	12 months
		£m	£m	£m

	Operating activities (note 9)	439	318	720

	Interest paid	(73)	(88)	(186)
	Costs associated with new facilities	(14)	—	—
	Premium on early settlement of debt	(136)	—	—
	Dividends paid to minority shareholders	(14)	—	(13)
	Interest received	60	71	124

	Returns on investments and servicing of finance	(177)	(17)	(75)

	UK corporation tax paid	(34)	(40)	(96)
	Overseas corporate tax paid	(7)	(22)	(27)

	Taxation	(41)	(62)	(123)

Paid:	Tangible fixed assets	(249)	(337)	(648)
	Fixed asset investments	(6)	(8)	(14)

Received:	Tangible fixed assets	21	43	134
	Fixed asset investments	1	1	15

	Capital expenditure and financial investment	(233)	(301)	(513)

	Acquisitions	—	—	(24)
	Disposals	—	—	9
	Separation costs	(20)	—	—

	Acquisitions and disposals	(20)	—	(15)

	Equity dividends	(212)	(206)	(299)

	Net cash flow (note 9)	(244)	(268)	(305)

	Management of liquid resources and financing	351	356	295

	Movement in cash and overdrafts	107	88	(10)

SIX CONTINENTS PLC

GROUP BALANCE SHEET
31 March 2003

	2003	2002	2002
	31 March	31 March	30 Sept
	£m	£m	£m

Intangible assets	172	178	173
Tangible assets	7,801	7,773	7,641
Investments	245	278	249

Fixed assets	8,218	8,229	8,063

Stocks	91	89	91
Debtors	593	586	623
Investments	29	163	218
Cash at bank and in hand	137	128	84

Current assets	850	966	1,016

Creditors – amounts falling due within one year:
Overdrafts	(17)	(53)	(66)
Other borrowings	(37)	(614)	(782)
Other creditors	(1,281)	(1,332)	(1,425)

Net current liabilities	(485)	(1,033)	(1,257)

Total assets less current liabilities	7,733	7,196	6,806

Creditors – amounts falling due after one year:
Borrowings	(1,608)	(959)	(631)
Other creditors	(147)	(166)	(133)

Provisions for liabilities and charges:
Deferred taxation	(493)	(506)	(495)
Other provisions	(86)	(87)	(32)

Minority interests	(153)	(131)	(149)

Net assets (note 13)	5,246	5,347	5,366

Capital and reserves
Equity share capital	243	242	243
Share premium account	802	802	802
Revaluation reserve	1,032	1,022	1,020
Capital redemption reserve	853	853	853
Profit and loss account	2,316	2,428	2,448

Equity shareholders’ funds	5,246	5,347	5,366

SIX CONTINENTS PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.      Basis of preparation

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2002. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2002.

The financial information for the year ended 30 September 2002 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

The interim financial statements are for the Six Continents PLC Group for the period ended 31 March 2003. Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (MAB) comprising the Retail and Standard Commercial Property Developments (SCPD) businesses. As a result of the separation, Six Continents PLC, the company, became part of IHG group and consequently, in these financial statements, the results of MAB are shown as discontinued operations.

The periods ended 31 March 2003 and 31 March 2002 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year for IHG and the actual tax charge of MAB for the period up to 12 April 2003.

2.      Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.58 (2002 6 months, £1=$1.44; 12 months, £1=$1.48). In the case of the euro, the translation rate is £1 = € 1.53 (2002 6 months, £1 = € 1.62; 12 months, £1 = € 1.60).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.58 (2002 31 March, £1=$1.42; 30 September, £1=$1.56). In the case of the euro, the translation rate is £1 = € 1.45 (2002 31 March, £1 = € 1.63; 30 September, £1 = € 1.59).

3.	Turnover	2003		2002		2002
		6 months*		6 months*		12 months*
		$m	£m	$m	£m	$m	£m
	Hotels**
	Americas	428	272	401	280	862	584
	EMEA	609	387	563	392	1,209	819
	Asia Pacific	103	65	96	67	191	129

		1,140	724	1,060	739	2,262	1,532

	Soft Drinks		310		291		602

	InterContinental Hotels Group PLC***		1,034		1,030		2,134

	Retail
	Pubs & Bars		466		465		866
	Restaurants		323		321		609

			789		786		1,475

	SCPD		4		—		6

	Mitchells & Butlers plc***		793		786		1,481

			1,827		1,816		3,615

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended 12 April (2002 13 April) or the 52 weeks ended 30 September, as appropriate.
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

4.	Operating profit	2003		2002		2002
		6 months*		6 months*		12 months*
		$m	£m	$m	£m	$m	£m
	Hotels**
	Americas	107	68	107	75	264	178
	EMEA	50	32	72	50	184	125
	Asia Pacific	25	16	20	14	36	24
	Other	(57)	(37)	(43)	(30)	(97)	(65)

		125	79	156	109	387	262

	Soft Drinks		20		16		63

	Other activities		2		4		4

	InterContinental Hotels Group PLC***		101		129		329

	Retail
	Pubs & Bars		91		101		190
	Restaurants		45		45		98

			136		146		288

	SCPD		1		—		1

	Mitchells & Butlers plc***		137		146		289

	Operating profit before operating exceptional items		238		275		618

	Hotels operating exceptional items (note 5)		—		—		(77)

	Operating profit		238		275		541

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended 12 April (2002 13 April) or the 52 weeks ended 30 September, as appropriate.
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

5.	Exceptional items	2003	2002	2002
		6 months	6 months	12 months
		£m	£m	£m
	Operating exceptional item:

	Continuing operations – Hotels impairment charge* (note a)	—	—	(77)

	Non-operating exceptional items:
	Continuing operations:
	Cost of fundamental reorganisation* (note b)	(67)	—	—
	Separation costs* (note c)	(56)	—	(4)
	(Loss)/profit on disposal of fixed assets	—	(1)	2

		(123)	(1)	(2)

	Discontinued operations:***
	Separation costs* (note c)	(41)	—	—
	Loss on disposal of fixed assets	—	—	(2)
	Profit on disposal of Bass Brewers* (note d)	—	—	57

		(41)	—	55

	Total non-operating exceptional items	(164)	(1)	53

	Total exceptional items before interest and taxation	(164)	(1)	(24)

	Premium on early settlement of debt* (note e)	(136)	—	—

	Tax credit/(charge) on above items**	60	—	(9)

	Exceptional tax credit* (note f)	—	114	114

	Total exceptional items after interest and taxation	(240)	113	81

a.	Tangible fixed assets were written down in 2002 by £113m following an impairment review of the hotel estate. £77m was charged above as an operating exceptional item and £36m reversed previous revaluation gains.
b.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.
c.	On 15 April 2003, the separation of the Six Continents Group was completed. Costs of the separation and bid defence total £101m. £4m of costs were incurred in the year to 30 September 2002, the remainder in the six months to 31 March 2003.
d.	Bass Brewers was disposed of in 2000. The profit in 2002 comprised £9m received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48m.
e.	Relates to the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans.
f. Represents the release of over provisions for tax in respect of prior years.
*	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).
**	Major exceptional items, except for tax charges of £10m in September 2002, for the purpose of calculating adjusted earnings per ordinary share (see note 8).
***	Discontinued operations relate to Mitchells & Butlers plc and Bass Brewers, the latter having been sold in August 2000.

6.	Net interest		2003	2002	2002
			6 months	6 months	12 months
			£m	£m	£m

	Interest receivable		53	61	116

	Interest payable and similar charges		(75)	(93)	(176)

			(22)	(32)	(60)

7.	Tax on profit/(loss) on ordinary activities	2003	2003	2002	2002
		6 months	6 months	6 months	12 months
		Before major
		exceptional
		Items	Total	Total	Total
		£m	£m	£m	£m
	Current tax:
	UK corporation tax	34	6	(81)	(23)
	Foreign tax	8	5	26	64

		42	11	(55)	41

	Deferred tax	21	(8)	16	11

		63	3	(39)	52

Tax has been calculated using an estimated annual effective rate of 25% in respect of the InterContinental Hotels Group PLC together with the actual tax charge of Mitchells & Butlers plc for the period up to 12 April 2003 resulting in a combined effective rate of 29% (2002 6 months, 31%; 12 months, 30%) on profit on ordinary activities before taxation and major exceptional items. Tax relating to non-operating exceptional items (see note 5) is a credit of £60m, all of which relates to major items.

In respect of 2002, tax relating to the non-operating exceptional items (see note 5) was a charge of £nil and £9m for the periods to 31 March and 30 September respectively, of which £nil and £1m credit, respectively, related to major items. The major operating exceptional item (see note 5) attracted no tax charge. The exceptional tax credit of £114m (see note 5) was included in UK corporation tax.

8.       Earnings per share

Basic earnings/(loss) per ordinary share are calculated by dividing the earnings/(loss) available for shareholders of £94m loss (2002 6 months, £275m profit; 12 months, £457m profit), by 863m (2002 6 months, 862m; 12 months, 863m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings/(loss) per ordinary share are calculated by adjusting basic earnings/(loss) per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 867m (2002 6 months, 868m; 12 months, 867m).

Adjusted earnings per ordinary share are calculated as follows:
	2003	2002	2002
	6 months	6 months	12 months
	pence per	pence per	pence per
	ordinary	ordinary	ordinary
	share	share	share

Basic (loss)/earnings	(10.9)	31.9	53.0

Major exceptional items and tax thereon (notes 5, 7)	27.8	(13.2)	(10.6)

Adjusted earnings	16.9	18.7	42.4

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

9.	Net cash flow	2003	2002	2002
		6 months	6 months	12 months
		£m	£m	£m

	Operating profit before major exceptional items	238	275	618

	Depreciation and amortisation	156	134	271
	Other non-cash items	—	3	(4)

	Earnings before interest, taxation, depreciation and amortisation and major exceptional items	394	412	885

	Decrease/(increase) in stocks	—	2	(1)
	Decrease/(increase) in debtors	35	(37)	(92)
	Increase/(decrease) in creditors	16	(29)	(37)
	Provisions expended	(3)	(19)	(18)

	Operating activities before expenditure relating to major exceptional items	442	329	737

	Cost of fundamental reorganisation	(3)	—	—
	Major operating exceptional expenditure	—	(11)	(17)

	Operating activities	439	318	720

	Net capital expenditure (note 10)	(233)	(301)	(513)

	Operating cash flow (note 11)	206	17	207

	Net interest paid	(13)	(17)	(62)
	Dividends paid	(226)	(206)	(312)
	Tax paid	(41)	(62)	(123)

	Normal cash flow	(74)	(268)	(290)

	Acquisitions	—	—	(24)
	Disposals	—	—	9
	Premium on early settlement of debt	(136)	—	—
	Separation costs	(20)	—	—
	Costs associated with new facilities	(14)	—	—

	Net cash flow	(244)	(268)	(305)

10.	Net capital expenditure	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Hotels	147	161	259
	Soft Drinks	25	15	31
	Other activities	—	—	(3)

	InterContinental Hotels Group PLC*	172	176	287

	Retail	61	127	227
	SCPD	—	(2)	(1)

	Mitchells & Butlers plc*	61	125	226

		233	301	513

* InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

11.	Operating cash flow	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Hotels	8	(61)	60
	Soft Drinks	6	8	77
	Other activities	40	(2)	(75)

	InterContinental Hotels Group PLC*	54	(55)	62

	Retail	148	74	144
	SCPD	4	(2)	1

	Mitchells & Butlers plc*	152	72	145

		206	17	207

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

12.	Net debt	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Opening net debt	(1,177)	(1,001)	(1,001)
	Net cash flow (note 9)	(244)	(268)	(305)
	Ordinary shares issued	—	3	3
	Exchange and other adjustments	(75)	(69)	126

	Closing net debt	(1,496)	(1,335)	(1,177)

	Comprising:
	Cash at bank and in hand	137	128	84
	Overdrafts	(17)	(53)	(66)
	Current asset investments	29	163	218
	Other borrowings:
	Due within one year	(37)	(614)	(782)
	Due after one year	(1,608)	(959)	(631)

		(1,496)	(1,335)	(1,177)

13.	Net assets	2003 31 March £m	2002 31 March £m	2002 30 Sept £m

	Hotels	4,154	4,155	3,990
	Soft Drinks	259	259	246
	Other activities	40	10	125

	InterContinental Hotels Group PLC*	4,453	4,424	4,361

	Retail	3,453	3,399	3,467
	SCPD	20	24	26

	Mitchells & Butlers plc*	3,473	3,423	3,493

		7,926	7,847	7,854

	Net debt	(1,496)	(1,335)	(1,177)
	Other net non-operating liabilities	(1,184)	(1,165)	(1,311)

		5,246	5,347	5,366

* InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

14.	Contingent liabilities
At 31 March 2003, the Group had contingent liabilities of £13m (2002 31 March, £64m; 30 September, £16m), mainly comprising guarantees given in the ordinary course of business.

15.	US GAAP information
Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2002 and Form 20-F 2002.
The Group has applied FAS 142 ‘Goodwill and other Intangible Assets’ from 1 October 2002. The non-amortisation of goodwill has increased net income by £39m. The impairment review is currently underway. If any impairment arises from this review it will be reflected as a change in the US GAAP opening balance sheet.
FAS 146 ‘Accountings for Costs Associated with Exit or Disposal Activities’ was applied in the period with a consequent increase of £13m on net income under US GAAP at 31 March 2003.
Under US GAAP, the Group's net income per American Depositary Share and shareholders' equity, in dollars translated at the rates of exchange shown in note 2, would be:

	2003 6 months $m	2002 6 months* $m	2002 12 months $m

Net (loss)/income	(248)	266	670

	$	$	$
Net (loss)/income per American Depositary Share

Basic	(0.29)	0.31	0.78
Diluted	(0.29)	0.31	0.77

Each American Depositary Share represents one ordinary share.
	2003	2002	2002
	31 March	31 March*	30 Sept
	$m	$m	$m

Shareholders’ equity	9,038	9,008	9,413

* Restated to revise the calculations of the US GAAP adjustments for tangible fixed assets and the change in fair value of derivatives.

16.	Auditors’ review
The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Financial Statements 2003 which will be sent to shareholders.
____________________

Responsibility statement

The directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "target", "expect", "intend", "believe" or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

INVESTOR INFORMATION

Copies of the interim report will be sent to shareholders and will be available to the public in hard copy from:

The Secretary Mitchells & Butlers plc 20 North Audley Street London W1K 6WN Telephone: 020 7569 9600

and also on the Company’s website, www.mbplc.com

For further information, please contact:

Mitchells & Butlers plc:

	Karim Naffah, Finance Director	020 7569 9600
	Kate Holligon, Investor Relations	020 7409 8146
	Jeremy Probert, Media Relations	07808 095 554

Finsbury:
	James Murgatroyd	020 7251 3801

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	22nd May 2003